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                                                               Exhibit (a)(1)(G)


            Supplement dated September 13, 2002 to Offer to Purchase

                             Voice Acquisition Corp.
                     An Indirect Wholly-Owned Subsidiary of
                              Bureau Veritas, S.A.
                        has amended its tender offer for
                    All Outstanding Shares of Common Stock of
                             U.S. Laboratories Inc.

         The following information is provided in connection with the Offer by Voice Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Parent" or "Bureau Veritas"), described in the Offer to Purchase dated August 22, 2002 (the "Offer to Purchase") for all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of U.S. Laboratories Inc., a Delaware corporation (the "Company" or "U.S. Laboratories"), at $14.50 per Share, net to the seller in cash.

         All terms used in this Supplement that are defined in the Offer to Purchase have the same meanings in this Supplement as in the Offer to Purchase.

         This Supplement, which is being included as part of Amendment No. 2 to Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the Commission, is not to be deemed to constitute an admission that any of the information contained in this Supplement is material.

                            SUPPLEMENTARY INFORMATION

         1. Terms of the Offer. The Offer to Purchase is amended by deleting in its entirety the eleventh paragraph under the heading "1. TERMS OF THE OFFER" (the second full paragraph on page 10 of the Offer to Purchase).

         2. The Transaction Documents. The Offer to Purchase is amended by amending the information disclosed under "11. THE TRANSACTION DOCUMENTS--THE MERGER AGREEMENT--FEES AND EXPENSES" on page 36 of the Offer to Purchase by adding the following paragraph at the end thereof:

         "On September 11, 2002, Bureau Veritas agreed by letter to the Company that, if the Termination Fee (as defined in the Merger Agreement) becomes payable pursuant to Section 7.2(b) of the Merger Agreement, Parent would waive its right to receive such Termination Fee except to the extent of any out-of-pocket fees, costs and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement."

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         3. Certain Conditions of the Offer. The Offer to Purchase is amended by amending the information disclosed under "15. CERTAIN CONDITIONS OF THE OFFER" as follows:

         (a) By deleting clause (iii) of the first paragraph under the heading "15. CERTAIN CONDITIONS OF THE OFFER" and inserting the following clause (iii) in its place:

         "(iii) on or prior to the Expiration Date of the Offer, any of the following events shall occur"

         (b) By deleting the first sentence of the last paragraph under the heading "15. CERTAIN CONDITIONS OF THE OFFER" and inserting the following new sentence in its place.

         "The foregoing conditions are for the sole benefit of the Purchaser and Bureau Veritas and may be asserted by the Purchaser or Bureau Veritas regardless of the circumstances giving rise to any such condition or may be waived by Bureau Veritas or the Purchaser in whole or in part at any time or from time to time prior to the expiration of the Offer in the sole discretion of Bureau Veritas or the Purchaser, except with regard to the Minimum Condition."

         4. Legal Proceedings. The Offer to Purchase is amended by amending the information disclosed under "16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS--LEGAL PROCEEDINGS" by adding the following paragraph at the end thereof:

         "On September 12, 2002, the Company and the individuals named in the complaint in WHITE V. U.S. LABORATORIES, INC., ET AL, reached an agreement in principle with plaintiffs to settle the pending litigation. The proposed settlement would provide for full releases of the defendants and certain related or affiliated persons, and Bureau Veritas and its advisors, and extinguish all claims that have been, or could have been or could be asserted by or on behalf of any member of the class against the released parties which in any manner relate to the allegations, facts, or other matters raised in the lawsuit or which otherwise relate to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The final settlement of the litigation is subject to court approval."

         5.  Regulatory Matters.

         As previously disclosed, on August 23, 2002, the United States Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer.

                                                         VOICE ACQUISITION CORP.